EXHIBIT 1.01

July 7th, 2023

InvenTel.tv LLC

Mr. Yasir Abdul

200 Forge Way

Rockaway, NJ 07866

Non-Binding Letter of Intent

Gentlemen:

We have had several discussions with Inventel.tv LLC, concerning the launch of two dedicated 24-hour shopping channels on the Maybacks Television Network. We have included a non-binding term sheet as an addendum seen in Exhibit A to which are to be negotiated terms and finalized over the coming week(s). During that period of time Maybacks will reserve the two channels while a definitive agreement is finalized between our companies.

General Terms

1. Upon the execution of this letter of intent (“LOI”), the parties shall use their best efforts to negotiate and execute definitive documents (which may take the form of a joint venture agreement or marketing agreement within no more than 30 days after the execution of this LOI (the “Transaction Documents”). The Transaction Documents shall contain representations and warranties that are customary for the type and nature of the transaction being undertaken.

2. Each party agrees that for a period of 30 days after the execution of this LOI (unless UEDI and DLTA have mutually terminated their negotiations), it will not enter or entertain any transaction that would materially interfere with or affect its ability to consummate the transactions contemplated hereby.

3. Each party shall bear its own expenses with respect to the Transaction Documents, including legal fees, accounting fees, filing fees and other costs.

4. The execution of definitive Transaction Documents shall be subject to the satisfaction on the part of each of the parties. The parties acknowledge that such documents, records, and information may constitute trade secrets and accordingly agree to treat such information as confidential and not to be disclosed to any third parties. In this regard, the parties hereto agree to enter into a nondisclosure and non-solicitation agreement (‘‘NDA”) reasonably proposed by either party hereto upon or following the execution hereof.

5. Until the execution and delivery of definitive Transaction Documents, or such earlier date as negotiations may terminate, each of BI and FF shall conduct its business only in the normal and ordinary course. Without the prior written consent of the other party, neither party shall engage in any transaction which would have a material effect on the business, operations, assets, financial condition, or prospects of the party.

6. The parties hereto agree that, for a period of 30 days from the date of this LOI, they will not enter into any agreement (written or oral) or engage in any negotiations (either directly or indirectly) with any party other than each other with regard to the transactions contemplated herein. Henceforth the use of subcontractors is not contemplated at this time.

7. The foregoing is an expression of intent and is not binding upon the parties hereto, except for the provision in paragraph 3 and paragraph 4 and, the payment of expenses provision in paragraph 3, the confidentiality provisions in paragraph 7 and paragraph

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8. If you are in agreement with the foregoing, please sign this LOI in the space provided below and return it to the undersigned.

ACCEPTED AND AGREED TO THIS 7TH DAY OF JULY 2023

/s/ Mr. Yasir Abdul	/s/ Chris H Giordano
Chief Executive Officer	Chris H Giordano
Inventel. TV LLC	President/Chairman
Authentic Holdings, Inc.

/s/ Chris H Giordano
Name: Chris H Giordano
Title: President
Maybacks Television Network

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EXHIBIT A

TERM SHEET

A. Deliverables on the part of Maybacks Global Entertainment, LLC

1. Two dedicated channels on its streaming platform at zero cost to Inventel Products

2. Access to Maybacks OTA channels and channel relationships at prices yet to be negotiated.

B. Deliverables on the part of Inventel Products, Inc

1. A negotiated royalty on sales via the channels provided by Maybacks.

2. An equity stake in the two channels

3. Quarterly distribution of royalties

4. Annual distribution of profits to the negotiated equity stake

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